FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 31, 2012

                                                               January 31, 2012

To whom it may concern,

                                           Company:         RICOH COMPANY, LTD.
                                           Representative:  Shiro Kondo
                                                            President and CEO
                                           Contact:         Minoru Saitoh
                                                            General Manager
                                                            PR Department
                                                            +81-3-6278-5228

     ANNOUNCEMENT REGARDING RESULTS OF CALL FOR VOLUNTARY EARLY RETIREMENT

Please be informed that Ricoh Co. Ltd. and Ricoh group companies in Japan ended their voluntary early retirement program announced on June 29, 2011. Details are as follows.

1. OUTLINE OF CALL FOR VOLUNTARY EARLY RETIREMENT

   Number of personnel that might      Approx. 1,600 from Ricoh Co. Ltd. and
   choose voluntary early retirement:  Ricoh group companies in Japan
   Application period:                 July 1, 2011 to December 31, 2011
   Date of retirement:                 August 1, 2011 to January 31, 2012

2. APPLICATION RESULTS
     Number of applicants: 2,340

3. FUTURE OUTLOOK

Expenses, such as special retirement payments, that arise from this voluntary early retirement program came to approximately 24.7 billion yen for Ricoh Co. Ltd. and Ricoh group companies in Japan. It was already included in Ricoh consolidated financials released today.

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